UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                                       File No. 812-13762

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In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded AlphaDEX(R) Fund
First Trust Exchange-Traded Fund III
First Trust Exchange-Traded AlphaDEX(R) Fund II
First Trust Exchange-Traded Fund IV
First Trust Advisors L.P.
and First Trust Portfolios L.P.
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Amendment No. 2 to the Application to amend an Order under Section 6(c) of the
Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Advisors L.P.                         Eric F. Fess
First Trust Exchange-Traded Fund                  Felice R. Foundos
First Trust Exchange-Traded Fund II               Suzanne M. Russell
First Trust Exchange-Traded Fund III              Chapman and Cutler LLP
First Trust Exchange-Traded AlphaDEX(R) Fund      111 West Monroe
First Trust Exchange-Traded AlphaDEX(R) Fund II   Chicago, IL  60603
First Trust Exchange-Traded Fund IV
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine


         Page 1 of 43 sequentially numbered pages (including exhibits)


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                           I. SUMMARY OF APPLICATION

A. REQUEST FOR AMENDED ORDER

      In this amended application (this "Application"), First Trust Exchange-Traded Fund (the "Initial Trust"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund III ("Trust III"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX(R) Trust"), First Trust Exchange-Traded AlphaDEX(R) Fund II (the "AlphaDEX(R) Trust II"), First Trust Exchange-Traded Fund IV ("Trust IV"), First Trust Advisors L.P. (the "Advisor"), and First Trust Portfolios L.P. (the "Distributor" and, together with the Initial Trust, Trust II, Trust III, Trust IV, the AlphaDEX(R) Trust, the AlphaDEX(R) Trust II and the Advisor, the "Applicants") apply for and request an order (the "Amended Order") of the Securities and Exchange Commission (the "Commission") under Sections 6(c) and 17(b) of the 1940 Act to amend a prior order under Section 6(c) of the 1940 Act providing for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the 1940 Act and Rule
22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.(1) Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the application of First Trust Exchange-Traded Fund, et al. (File No. 812-13000) filed with the Commission on September 9, 2005 (the "Original Application"), and the application of First Trust Exchange-Traded Fund, et al. (File No. 812-13262) filed with the Commission on April 13, 2007 (the "Amended Application"; the Original Application and the Amended Application are collectively, the "Prior Applications").

      As described in the Original Application, the Original Order, in relevant part, permitted the funds identified in the Original Application (the "Domestic Equity Index Funds") to invest primarily in equity securities ("Equity Securities") selected to correspond generally to the price and yield performance of a specified domestic equity securities index composed solely of securities (a "Domestic Equity Index") and to offer exchange-traded shares ("Fund Shares") redeemable only in Creation Unit Aggregations. As described in the Original Application, each of these Domestic Equity Index Funds operates as an index-based exchange-traded fund. The Original Order was amended in the Amended Application, in relevant part, to extend the relief to permit new funds based on foreign equity securities indices composed solely of securities. As described in the Amended Application, the International Order amended the Original Order to permit, among other things, the funds identified in the Amended Application to offer additional series (the "International Equity Index Funds") that invest in certain Equity Securities selected to correspond generally to the price and yield performance of a specified underlying index that would consist of or include foreign equity securities (an "International Equity Index").(2) The

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1   In the Matter of First Trust Exchange-Traded Fund, et al., Investment
    Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20, 2005) (order) (the "Original Order"), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (March 30, 2007) (notice) and 27784 (April 25, 2007)
    (order) (the "International Order," and the Original Order as amended by the International Order is collectively referred to as the "Prior Order").

2 "Foreign equity security" refers to an equity security of an issuer that is domiciled outside of the U.S. and listed on the foreign equivalent of an Exchange which may or may not meet the requirements for trading in the U.S. markets.


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Domestic Equity Index Funds and International Equity Index Funds are
collectively, the "Equity Index Funds."

      More specifically, with respect to the Domestic Equity Index Funds, the Original Order permitted, among other things:

      o Fund Shares to trade on an Exchange at negotiated market prices rather than at net asset value;

      o Fund Shares to be redeemable in large aggregations only;

      o certain affiliated persons of the Domestic Equity Index Funds to buy portfolio securities from, and sell portfolio securities to, the Domestic Equity Index Funds in connection with the "in-kind" purchase and redemption of Fund Shares; and

      o sales of Fund Shares by dealers in the secondary market unaccompanied by a Prospectus when prospectus delivery is not otherwise required by the Securities Act of 1933 (the "Securities Act").

      The International Order amended the Original Order to permit, among other things:

      o the International Equity Index Funds to be offered pursuant to the conditions contained in the Original Order (except for condition 1, and condition 2 (as it existed in the Original Order)), and the definition of "Underlying Index" to be amended to refer to a "specified domestic or international equity securities index" (and the definition of "Underlying Indices" to refer to "specified domestic or international equity securities indices");

      o payment or satisfaction of the Fund Shares of International Equity Index Funds to exceed seven (7) calendar days in certain circumstances;

      o International Equity Index Funds to invest in Depositary Receipts;

      o the requested relief to be applied to certain future trusts and series;

      o the deletion of condition 1 to the Original Order;(3) and


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3   Condition 1 to the Original Order required that the applicants would not register a future index fund by means of filing a post-effective amendment to a trust's registration statement or by any other means, unless either (i) applicants have requested and received with respect to such future index fund, either exemptive relief from the Commission or a no-action letter from the Division of Investment Management of the Commission, or (ii) the future index fund will be listed on an Exchange without the need for a filing pursuant to Rule 19b-4 under the Securities Exchange Act of 1934. Accordingly, the deletion of condition 1 to the Original Order permitted the applicants to offer funds that would operate, function and trade as exchange-traded funds without additional exemptive relief from the Commission.


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      o   the revision of condition 2 to the Original Order.(4)

      The Prior Order extends relief only to certain funds investing in Equity Securities selected to correspond generally to the price and yield performance of specified domestic equity securities indices composed solely of securities ("Domestic Equity Indices") or specified international equity securities indices composed solely of securities ("International Equity Indices"). The Applicants are submitting this Application so that one or more existing or future series (each such series, a "New Index Fund") of the Initial Trust, Trust II, Trust III, Trust IV, the AlphaDEX(R) Trust, the AlphaDEX(R) Trust II and any other existing or future registered investment company advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor (the Initial Trust, Trust II, Trust III, Trust IV, the AlphaDEX(R) Trust, the AlphaDEX(R) Trust II and each such other registered investment company, collectively, the "Trusts" and each, a "Trust"), may invest all or a portion of their assets in fixed income securities (including, without limitation, exchange-traded notes and senior loans) traded in the U.S. or non-U.S. markets (such securities, "Fixed Income Securities") selected to correspond generally to the price and yield performance of a specified domestic fixed income securities index composed solely of securities (a "Domestic Fixed Income Index") or a specified international fixed income securities index(5) composed solely of securities (an "International Fixed Income Index"). The Applicants also propose that the Trusts be permitted to offer New Index Funds based on a specified index comprised solely of: (a) a blend of domestic and/or international Equity Securities and Fixed Income Securities, (b) a blend of domestic and/or international equity sub-indices and fixed income sub-indices (each such index in (a) and (b), a "Blended Index"), or (c) sub-indices of Domestic Fixed Income Indices and/or International Fixed Income Indices. New Index Funds based on Blended Indices are the "New Blended Index Funds." New Blended Index Funds based on Blended Indices that include one or more foreign securities are the "New International Blended Funds." New Index Funds based on International Fixed Income Indices and New International Blended Funds are the "New International Index Funds." The securities in which a New Index Fund will invest are the "Portfolio Securities." The New Index Funds and Equity Index Funds are collectively, the "Funds" and each, a "Fund." In this regard, the Applicants seek relief to amend the Prior Order as described below. The Applicants propose:

      o to permit the Trusts to offer New Index Funds pursuant to the amended and restated conditions set forth in Section VI of this Application, and the definition of "Underlying Index" will be amended to include, in addition to a


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4   Condition 2 to the Original Order was revised to provide that each index fund's Prospectus or Product Description would clearly disclose that, for purposes of the 1940 Act, Fund Shares are issued by the index fund, which is a registered investment company, and the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits registered investment companies to invest in the index fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the index fund regarding the terms of the investment.

5 An International Fixed Income Index includes an index that consists primarily of or includes Fixed Income Securities traded in the non-U.S. markets; in addition to Fixed Income Securities traded in the non-U.S markets, the index may also include Fixed Income Securities traded in the U.S. markets.


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Domestic Equity Index or an International Equity Index, a Domestic Fixed Income
Index, an International Fixed Income Index, a Blended Index or an index composed solely of sub-indices of Domestic Fixed Income Indices and/or International Fixed Income Indices (with conforming amendments made to the definition of "Underlying Indices");

      o to permit the Funds to invest at least 80% or 90% of their respective total assets in the securities that comprise the relevant Underlying Index ("Component Securities") or, in the case of certain International Equity Index Funds, in Component Securities and Depositary Receipts (as defined below) representing such Component Securities, or in the case of certain New Index Funds, in Component Securities and TBA Transactions (as defined below) representing Component Securities (and, in addition, for certain New Index Funds that are New International Blended Funds, in Depositary Receipts (as defined below) representing such Component Securities);

      o to amend the Prior Order by deleting the relief granted from the requirements of Section 24(d) of the 1940 Act and revising the Prior Applications by deleting all discussions relating to such relief, including all references to the Product Description in the body of the Prior Applications and in the conditions;

      o to revise certain representations in the Prior Applications to update the discussion of Depositary Receipts (as defined below) and to clarify that a Fund may permit a purchaser of Creation Unit Aggregations to substitute cash only in lieu of a specified Deposit Security;

      o to amend the terms and conditions of the Prior Applications such that all representations and conditions contained in the Prior Applications and this Application that require a Fund to disclose particular information in its Prospectus and/or annual report are superseded by the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (January 13, 2009) ("Summary Prospectus Rule"); and

      o to amend the terms and conditions of the Prior Applications to permit personnel of the Advisor or any Fund Subadvisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities to also select securities for the purchase or sale by actively-managed accounts of the Advisor or any Fund Subadvisor as described below.

      The Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c) of the 1940 Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b) of the 1940 Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund; and the proposed transactions are consistent with the general purposes of the 1940 Act.


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      All entities that currently intend to rely on this Application are named as Applicants. Any other entity that relies on the Application in the future will comply with the terms and conditions of this Application.

      No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

      Except as specifically noted herein, all discussions contained in the Prior Applications are equally applicable to the New Index Funds, and except as described herein, the New Index Funds will be offered pursuant to the same terms, provisions and conditions of the Prior Order. Each New Index Fund, except as noted herein, will operate in a manner identical to that of the Equity Index Funds. Except as provided herein, discussions pertaining to International Equity Index Funds in the Amended Application also are equally applicable to the New International Index Funds.

B. COMPARABILITY OF RELIEF SOUGHT TO PRIOR RELIEF GRANTED BY THE COMMISSION

      The Applicants assert that all of the relief requested in this Application is substantially similar to that granted by the Commission in the Prior Order. The requested relief is also substantially similar to the relief granted by the Commission to other "exchange-traded funds" whose underlying indices included Fixed Income Securities, as noted in Section IV of this Application. Applicants believe that the requested relief continues to meet the necessary exemptive standards.

                                 II. BACKGROUND

A.    THE APPLICANTS


      1. The Initial Trust, Trust II, Trust III, Trust IV, the AlphaDEX(R) Trust and the AlphaDEX(R) Trust II

      The Initial Trust, Trust II, Trust III, Trust IV, the AlphaDEX(R) Trust and the AlphaDEX(R) Trust II are each open-end management investment companies organized as Massachusetts business trusts. The Initial Trust, Trust II, Trust III, the AlphaDEX(R) Trust and the AlphaDEX(R) Trust II are, and Trust IV and each future Trust will be, registered under the 1940 Act with the Commission as open-end management investment companies and will offer and sell their respective Fund Shares pursuant to registration statements filed with the Commission under the 1940 Act and the Securities Act. The Initial Trust, Trust II, Trust III, Trust IV, the AlphaDEX(R) Trust and the AlphaDEX(R) Trust II are each organized to be able to offer a number of separate investment portfolios (i.e., Funds). As of the date of the filing of this Application, Trust III, Trust IV and the AlphaDEX(R) Trust II have no series with publicly outstanding shares. The Initial Trust, Trust II and the AlphaDEX(R) Trust all currently have series with publicly outstanding shares; however, pursuant to relief previously granted by the Commission,(6) all of such series invest in portfolio securities


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6   See supra note 1.


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selected to correspond to the price and yield performance of a particular
Domestic Equity Index or International Equity Index.


      The Initial Trust currently intends to offer one series which will be a New Index Fund, as described below (the "Initial Fund").

      Each of the New Index Funds that qualifies for and elects treatment as a regulated investment company ("RIC") for U.S. federal income tax purposes intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the related diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

      2.  The Advisor and Fund Subadvisors

      The Advisor or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the New Index Funds. The Advisor is an Illinois limited partnership, with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Advisor has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as "sub-advisers" with respect to particular New Index Funds (each, a "Fund Subadvisor"). Any Fund Subadvisor will be registered under the Advisers Act.

      3.  The Distributor

      First Trust Portfolios L.P., an Illinois limited partnership, or another entity (each such other entity a "Future Distributor") will serve as the principal underwriter and distributor for each of the New Index Funds. The Distributor is, and each Future Distributor will be, a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"). The Distributor is a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is, and any Future Distributor may be, an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act. The Applicants request that the Order requested herein apply to the Distributor and to any Future Distributor that complies with the terms and conditions of this Application.

      4.  Other Service Providers

      Each Trust expects to appoint an entity or entities that are not affiliated persons of the respective Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the New Index Funds. Each Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective New Index Funds is hereafter the "Transfer Agent."


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B.    THE NEW INDEX FUNDS, THE UNDERLYING INDICES AND THE INITIAL FUND

      1.  General

      The New Index Funds, except as noted herein, will operate in a manner identical to that of the Domestic Equity Index Funds and International Equity Index Funds, as applicable, that were subject to the Prior Order.

      DTC or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Fund Shares will be shown on the records of DTC or DTC Participants. Fund Shares will be registered in book-entry form only, which records will be kept by DTC. Creation Unit Aggregations may vary in size from New Index Fund to New Index Fund, but will in each case be aggregations of at least 25,000 Fund Shares. The Applicants recognize that each Fund Share is issued by an investment company and, accordingly, the acquisition of any Fund Shares by an investment company, whether acquired from the New Index Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in a New Index Fund beyond those limitations.(7)

      No entity that creates, compiles, sponsors or maintains an Underlying Index is or will be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, or an affiliated person of an affiliated person of the Trusts, the Advisor, the Distributor, any Fund Subadvisor, or promoter of any New Index Fund.

      The investment objective of each New Index Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of the relevant Underlying Index. In seeking to achieve the respective investment objective of each New Index Fund, the Advisor or Fund Subadvisor (if any) may use a "replication" strategy or a "representative sampling strategy" to track its Underlying Index. A New Index Fund using a replication strategy will invest in substantially all of the Component Securities of its Underlying Index in the same approximate proportions as in the Underlying Index.

      A New Index Fund that utilizes a representative sampling strategy will hold a basket of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. When using a representative sampling strategy, the Advisor or Fund Subadvisor (if any) will attempt to match the risk and return characteristics of a New Index Fund's Portfolio Securities to the risk and return characteristics of the Underlying


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7   The Initial Trust, Trust II, the AlphaDEX(R) Trust, the Advisor and the
    Distributor have received exemptive relief from Section 12(d)(1)(A) and (B) and Section 17(a) permitting, in part, certain investment companies and unit investment trusts to invest in shares of such existing Trusts beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act. See Investment Company Act Rel. Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30,
    2007) (order) (the "Section 12(d)(1) Order"). The relief in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as such existing Trusts and their series. Accordingly, the New Index Funds will rely on the relief granted in the Section 12(d)(1) Order.


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Index. For each New Index Fund utilizing a representative sampling strategy, the
Advisor or Fund Subadvisor (if any) will generally subdivide each Underlying Index into small categories of securities with similar features and characteristics. The Advisor or Fund Subadvisor (if any) will generally divide the Underlying Index into parameters that determine a particular Fixed Income Security's risk and expected return: e.g., duration, sector, credit rating, coupon and presence of any embedded options. After each security in the Underlying Index is assigned to a subcategory, the Advisor or Fund Subadvisor
(if any) will begin to construct the New Index Fund's portfolio by selecting representative Fixed Income Securities from each subcategory. The representative sample of Fixed Income Securities chosen from each subcategory will be intended to closely correlate to the duration, sector, credit rating, coupon and option characteristics of the Underlying Index as a whole. The Advisor or Fund Subadvisor (if any) may include or exclude certain Fixed Income Securities to create a more tradable portfolio and improve arbitrage opportunities.

      There are many benefits to the employment of a sampling strategy with respect to the New Index Funds. For example, the Advisor or Fund Subadvisor (if any) can avoid Fixed Income Securities that are relatively expensive (i.e., Fixed Income Securities that trade at perceived higher prices or lower yields due to supply or demand) but have the same relative risk, value, duration and other characteristics as less expensive Fixed Income Securities. In addition, the use of sampling techniques will permit the Advisor or Fund Subadvisor (if any) to exclude Fixed Income Securities that it believes will soon be deleted from the Underlying Index. The Advisor or Fund Subadvisor (if any) can also avoid holding Fixed Income Securities it deems less liquid than other Fixed Income Securities with similar characteristics, which facilitates a more tradable portfolio. Lastly, the Advisor or Fund Subadvisor (if any) can develop a basket of Component Securities that is easier to construct and cheaper to trade, thereby potentially improving arbitrage opportunities.

      The use of sampling strategies may prevent a New Index Fund from tracking its Underlying Index with the same degree of accuracy as would an investment fund that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. However, the Applicants anticipate that the correlation coefficient between each New Index Fund and its Underlying Index will be at least ninety-five percent (95%) over extended periods. From time to time, adjustments will be made in the portfolio of each New Index Fund in accordance with changes in the composition of its respective Underlying Index or, if applicable, to maintain RIC compliance.

      Under the Prior Order, the respective applicants stated that each Equity Index Fund would invest at least 90% of its total assets in Component Securities that comprise the relevant Underlying Index (and, as applicable, Depositary Receipts representing such securities). "Depositary Receipts" are typically issued by a financial institution (a "depositary") and evidence ownership in a security or pool of securities that have been deposited with the depositary.(8) A Fund will not invest in any Depositary Receipts that the Advisor deems to be


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8   Depositary Receipts include American Depositary Receipts ("ADRs") and Global
    Depositary Receipts ("GDRs"). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act


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illiquid or for which pricing information is not readily available. An Equity
Index Fund may also invest up to 10% of its assets (the "10% Asset Basket") in certain futures, options and swap contracts, cash and cash equivalents, other exchange-traded funds, as well as in stocks not included in its Underlying Index, but which the Advisor or Fund Subadvisor (if any) believes will help the Equity Index Fund track its Underlying Index. The Applicants wish to amend the Prior Order to provide that each Fund generally will invest at least 80% or 90% of its total assets in the Component Securities that comprise the relevant Underlying Index, or, in the case of certain International Equity Index Funds, in Component Securities and Depositary Receipts representing such Component Securities, or in the case of certain New Index Funds, in Component Securities and TBA Transactions (as defined below) representing Component Securities (and, in addition, for certain New Index Funds that are New International Blended Funds, in Depositary Receipts (as defined below) representing such Component Securities). However, a Fund may at times invest up to 20% of its total assets in certain derivatives (including without limitation futures, options and swap contracts), currencies, commodities, cash and cash equivalents, including U.S. and non-U.S. money market funds, other exchange-traded funds, including other Funds,(9) as well as securities not included in its Underlying Index, but which the Advisor (or applicable Fund Subadvisor) believes will help the Fund track its Underlying Index (collectively, the "Other Investments").

      2.  The Initial Fund

      It is currently intended that the Initial Fund will be named the First Trust Dow Jones Corporate Bond Index Fund, although the name may be changed in the future. It is currently anticipated that the investment objective of the Initial Fund will be to seek investment results that correspond generally to the price and yield (before the Initial Fund's fees and expenses) of a Domestic Fixed Income Index known as the Dow Jones Corporate Bond Index (the "Initial Index"); the Initial Index is briefly described in Appendix B. The Initial Fund is expected to invest at least 90% of its assets in Fixed Income Securities that comprise the Initial Index. The Initial Fund will attempt to replicate, before fees and expenses, the performance of the Initial Index. In seeking to achieve the Initial Fund's investment objective, the Initial Fund generally will invest in all of the Component Securities comprising the Initial Index in proportion to their weightings in the Initial Index.

      The Initial Fund may modify its investment objective and the Advisor may modify its methodology for the Initial Fund as it determines appropriate or


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    of 1933, as amended, on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

9 Any investments by a Fund in any other investment company shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in such other investment company beyond those limitations.


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necessary in pursuing the Initial Fund's investment objective. The Initial Fund, except as noted herein, will operate in a manner identical to that described in the Prior Applications.

C.    EXCHANGE LISTING

      Fund Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. The Distributor will not maintain a secondary market in the Fund Shares. It is expected that one or more Exchange specialists or market makers (collectively referred to as "Market Makers") will be assigned to the Fund Shares.(10) As long as the respective Trust operates in reliance on the Amended Order, the Fund Shares will be listed on an Exchange.

D.    CREATION AND REDEMPTION OF CREATION UNIT AGGREGATIONS

      The procedures for the creation and redemption of Creation Unit Aggregations of the New Index Funds will operate in a manner identical to the Equity Index Funds that are subject to the Prior Order except as described herein. New Blended Index Funds will use both the procedures discussed below (which predominately apply to Fixed Income Securities) and in the Prior Applications (which apply to Equity Securities), as applicable.

      1. Sales and Redemptions of Fund Shares. As described in the Prior Applications, each New Index Fund will sell Fund Shares to investors through Authorized Participants only in Creation Unit Aggregations through the Distributor on a continuous basis at the net asset value ("NAV") per share next determined after an order in proper form is received. The NAV of each New Index Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily, 4:00 p.m. Eastern Time) on each Business Day. However, the NAV of certain New Index Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day. Orders to purchase and redeem Creation Unit Aggregations of the New Index Funds can only be placed by or through an Authorized Participant that has executed a Participant Agreement with the Distributor and the applicable Trust's Transfer Agent. For New Index Funds that utilize an "in-kind" process,(11) a Creation Unit Aggregation will be


--------

10 If Fund Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Exchange (including NYSE Arca, Inc. ("NYSE Arca")), one or more member firms of that Exchange will act as Market Maker and maintain a market for Fund Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Fund Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Fund Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

11 The "in-kind" process is generally the purchase of Creation Unit Aggregations in exchange for the deposit, by the investor through an Authorized Participant of a particular portfolio of securities designated by the Advisor or Fund Subadvisor (if any) to correspond generally to the performance of the respective Underlying Index (the "Deposit Securities" and each a "Deposit Security"), together with the deposit or refund, as the case may be, of a specified cash payment ("Balancing Amount" -- collectively with the Deposit Securities, a "Portfolio Deposit"). In addition, Creation Unit Aggregations of any Fund, including New Index Funds, may be purchased and redeemed entirely on a cash basis and any Fund, including a New Index Fund, may permit an investor to substitute cash in lieu of depositing some or all of the Deposit Securities. For example, on days when a substantial


                                    11 of 43
purchased or redeemed from the New Index Funds for a basket of Deposit Securities or Fund Securities (as defined below) that corresponds pro rata to the securities held by the New Index Funds plus a specified cash payment.(12) Fund Securities (as defined below) received on redemption of a Creation Unit Aggregation may not be identical to Deposit Securities deposited in connection with purchases of Creation Unit Aggregations for the same day.(13)

      In addition to the Balancing Amount, the New Index Funds may substitute a "cash-in-lieu" amount to replace any Deposit Security or Fund Security (as defined below) of a New Index Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash-in-lieu amount in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security (as defined below).(14)


--------

    rebalancing of a New Index Fund is required, the Advisor or Fund Subadvisor (if any) might prefer to receive cash rather than in-kind Fixed Income Securities so that it has the liquid resources at hand to make the necessary purchases. If a New Index Fund were to receive individual Fixed Income Securities "in-kind" on such a day, it would have to sell many of those Fixed Income Securities and immediately acquire new Fixed Income Securities to properly track its relevant Underlying Index, thus incurring transaction costs which could have been avoided (or at least minimized) if the New Index Fund had received payment for the Creation Unit Aggregations in cash.

12 Deposit Securities and Fund Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Fund Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, a basket of Deposit Securities and a basket of Fund Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impractical to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots, (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index, (d) for portfolio management purposes in the best interests of the Fund (such as to comply with the 1940 Act or other applicable law, or rules or regulations thereunder, or other portfolio limitations, as set forth in the Fund's registration statement) or (e) for tax management purposes in the best interests of the Fund or its shareholders. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

13 A New Index Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities (as defined below), including that the Deposit Securities and Fund Securities (as defined below) are sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). In accepting Deposit Securities and satisfying redemptions with Fund Securities (as defined below) that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the New Index Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with Rule 144A eligible restricted Fund Securities (as defined below).

14 The Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security (as defined below) of any New Index Fund.


                                    12 of 43

      Generally, standard purchase orders for Creation Unit Aggregations must be received by the New Index Fund's Transfer Agent or Distributor, as applicable, no later than the order cut-off time as described in the Participant Agreement (ordinarily, 4:00 p.m. Eastern Time) (the "Order Cut-Off Time") on the date the order is placed, in order for the purchase of Creation Unit Aggregations to be effected based on the NAV of the Fund Shares as next determined on such date. In the case of custom orders,(15) the purchase order for Creation Unit Aggregations must be received by the New Index Fund's Transfer Agent or Distributor, as applicable, no later than one hour prior to the Order Cut-Off Time (or such other time as specified by the New Index Fund).

      As described in the Prior Applications, Beneficial Owners of Fund Shares must accumulate enough Fund Shares to constitute a Creation Unit Aggregation in order to redeem through a Trust. An order to redeem Creation Unit Aggregations of a New Index Fund may only be effected by or through an Authorized Participant. Creation Unit Aggregations will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. If the in-kind process is being utilized,(16) Fund Shares generally will be redeemed in Creation Unit Aggregations in exchange for a particular portfolio of securities ("Fund Securities" and individually a "Fund Security"). The Trust will redeem Fund Shares of each New Index Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as provided by the Prior Order and the relief for New International Index Funds requested herein. Redemption requests must be received by the Order Cut-Off Time (ordinarily, 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions,(17) the order must be received by the Transfer Agent or Distributor, as applicable, no later than 3:00 p.m. Eastern Time (or such other time as specified by the New Index Fund). The Advisor, Fund Subadvisor (if any) or applicable Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the Exchange on each Business Day, the list of Deposit Securities (the "Creation List") which will be applicable to a purchase and the list of Fund Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day. In some instances, the


--------

15 A custom order may be placed by an Authorized Participant in the event that any Trust permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. A New Index Fund may require custom orders for the purchase of Creation Unit Aggregations to be placed earlier in the day (for example, on days when the generally accepted close of the Exchange or the applicable fixed income security market occurs earlier than normal (such as the day before a holiday)). In addition, it is possible that orders to purchase Creation Unit Aggregations of a New Index Fund might not be accepted on a day when the applicable fixed income security markets are closed.

16 Consistent with the Prior Applications, each New Index Fund will have the right to make redemption payments in cash, in-kind or a combination of each.

17 Custom redemption orders may be placed by an Authorized Participant in the event that any Trust permits the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the applicable Trust.


                                    13 of 43

Creation List may differ from the Redemption List.(18) The Creation List and the Redemption List may differ in order to assist the Advisor or Fund Subadvisor (if any) in rebalancing a New Index Fund (including when securities are held by the New Index Fund but not yet added to the Underlying Index or deleted from the relevant Underlying Index but not yet deleted from the New Index Fund's portfolio), as the result of corporate actions or, if applicable, due to RIC compliance requirements.

      2. Settlement and Clearing. As with the settlement of certain Equity Index Fund transactions (such as Equity Funds investing in foreign equity securities), the Applicants anticipate that certain of the New Index Funds will settle outside of the NSCC Continuous Net Settlement System (the "CNS System"). In this regard, the processes of the CNS System to effect purchases and redemptions of Creation Unit Aggregations of Fund Shares (the "Fund Shares Clearing Process") referred to in the Prior Applications would not currently be available for purchases (or redemptions) of Creation Unit Aggregations of Fund Shares of New International Index Funds or other New Index Funds with respect to which one or more Deposit Securities or Fund Securities, as applicable, are ineligible for clearing and settlement through DTC or would otherwise cause the Creation Unit Aggregation to be ineligible for the Fund Shares Clearing Process (such New Index Funds, collectively, "Ineligible Funds"); hence, an entity purchasing (or redeeming) such Fund Shares must do so "outside" the Fund Shares Clearing Process.

      It is anticipated that Ineligible Funds settling and clearing outside of the Fund Shares Clearing Process will generally settle and clear as follows: (i) U.S. government securities and any cash will clear and settle through the Federal Reserve System, (ii) Fund Shares, U.S. Equity Securities, and U.S. corporate and non-corporate (other than U.S. government) Fixed Income Securities will generally clear and settle through DTC and (iii) non-U.S. Fixed Income Securities, non-U.S. Equity Securities and non-U.S. money market securities will generally clear and settle through the Custodian or the appropriate foreign sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Fund Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place. More specifically, purchases of Creation Unit Aggregations of Ineligible Funds are expected to generally settle as follows: on the settlement date, an Authorized Participant will transfer (i) Deposit Securities that are U.S. corporate and non-corporate Fixed Income Securities (other than U.S. government securities) or U.S. Equity Securities through DTC to a DTC account maintained by the Ineligible Funds' Custodian, (ii) Deposit Securities that are U.S. government securities, together with any Balancing Amount, to the Custodian through the Federal Reserve System and (iii) Deposit Securities that are non-U.S. Fixed Income Securities, non-U.S. Equity Securities and non-U.S. money market securities through Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction to an account maintained by the Custodian or foreign sub-custodian. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more of the missing Deposit Securities, required collateral), and the receipt of the Balancing Amount, the Custodian will notify the Distributor and the Advisor or Fund Subadvisor (if any). The Trust will issue Creation Unit Aggregations and the Custodian will deliver the


--------

18  See supra note 12.


                                    14 of 43

Fund Shares representing the Creation Unit Aggregation to the Authorized Participants through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of a redemption transaction essentially reverses the process described above. After an Ineligible Fund has received a tender for redemption of a Creation Unit Aggregation in proper form and the Authorized Participant transfers Fund Shares representing Creation Unit Aggregations to the Custodian through DTC, the Ineligible Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Payment. On the settlement date, assuming the Custodian has verified receipt of the Fund Shares representing the Creation Unit Aggregations, the Custodian will transfer Fund Securities through the appropriate channels.

      Fund Shares of each Ineligible Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to New Index Funds using the CNS System, Creation Unit Aggregations may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transactions for Fund Shares of the Ineligible Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, pending delivery of any missing Deposit Securities, Authorized Participants will be required to provide collateral to cover the failed delivery of missing Deposit Securities in connection with an in-kind creation of Fund Shares. In case of a failed delivery of one or more Deposit Securities, the Ineligible Funds will hold the collateral until the delivery of such Deposit Securities. The Ineligible Funds will be protected from failure to receive the Deposit Securities because the Custodian will not effect the Ineligible Fund's side of the transaction (the issuance of Fund Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or has received collateral to cover the failed delivery of missing Deposit Securities) and the Balancing Amount. In the case of redemption transactions, the Ineligible Funds will be protected from failure to receive Creation Unit Aggregations because the Custodian will not effect the Ineligible Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Payment) until the Ineligible Fund's Transfer Agent has received confirmation of receipt of the Authorized Participant's incoming Creation Unit Aggregations. In order to simplify the transfer agency process and align the settlement of Fund Shares with the settlement of the Deposit Securities and Fund Securities, the Ineligible Funds plan to settle transactions in U.S. Equity Securities, U.S. government securities, corporate Fixed Income Securities and non-corporate Fixed Income Securities (other than U.S. government securities) and Fund Shares on the same T+3 (as described below) settlement cycle.

      The Applicants do not believe that the clearing and settlement process described above for Ineligible Funds outside the Fund Shares Clearing Process will affect the arbitrage of Fund Shares of the Ineligible Funds.(19)


--------

19 The Applicants note that Fund Shares of the Ineligible Funds typically will trade and settle on a trade date plus three Business Days ("T+3") basis. Where this occurs, the Applicants believe that Fund Shares of each Ineligible Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Fund Shares' T+3 settlement date. As with other investment companies, the 1940 Act requires the Ineligible Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Ineligible Funds to reflect in NAV interest and coupon payments not due and payable.


                                    15 of 43

E.       PRICING

      The trading and pricing of Fund Shares in the secondary market will occur in a manner identical to the trading and pricing of the Equity Index Funds that are subject to the Prior Order.

F.    AVAILABILITY OF INFORMATION REGARDING NEW INDEX FUND SHARES AND THE INDEX

      Except as noted herein, the Applicants expect that information regarding the New Index Funds and the Underlying Indices will be made available as described in the Prior Applications.

      The Applicants intend that, on each Business Day, the Creation List, the Redemption List, the Balancing Amount and the Cash Redemption Payment effective as of the previous Business Day, per outstanding Fund Share, will be made available before the start of trading of Fund Shares on the listing Exchange. The Advisor, the Custodian or an administrator, if applicable, intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the Exchange. An amount per Fund Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be disseminated every 15 seconds by the Exchange or a major market data vendor during the Exchange's regular trading hours through the facilities of the Consolidated Tape Association. The Exchange will not be involved in, or responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. Neither a Trust nor any New Index Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy. The Underlying Indices for the New Index Funds will generally be calculated and published at least once a day, in accordance with and subject to applicable Exchange rules.(20) Each New Index Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit Aggregation as well as information regarding the Balancing Amount. The NAV for each New Index Fund will be calculated and disseminated daily. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Fund Share basis for each Fund, the prior Business Day's NAV and the market closing price or the mid-point of the bid-ask spread at the time of calculation of the NAV (the "Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. The website will be publicly available prior to the public offering of Fund Shares. The Bid/Ask Price of a New Index Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund's NAV.


--------

    Therefore, to the extent that Fund Shares of the Ineligible Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Fund Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Ineligible Funds. The Market Makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual Fixed Income Security or baskets of Fixed Income Securities.

20 See, e.g., NYSE Arca Equities Rule 5.2(j)(3), Commentary .02 (regarding fixed income indices) and Commentary .03 (regarding indices with combined equity and fixed income components).


                                    16 of 43

      End of day prices of the New Index Fund's Deposit Securities are readily available from various sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as Interactive Data Corporation, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Fund Shares will be broadly available on a real time basis throughout the trading day. The previous day's closing price and volume information for the Fund Shares will be published daily and available for publication by various media of general circulation, such as newspapers. In addition, the Applicants expect, given the past history of shares of other exchange-traded funds, that Fund Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Fund Shares. In conclusion, Exchange listing of Fund Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

G.    SALES AND MARKETING MATERIALS; PROSPECTUS DISCLOSURE

      The Applicants expect that, with respect to the New Index Funds' marketing or advertising materials, the approach will be as described in the Prior Applications. With respect to the approach regarding disclosure for each Fund's Prospectus, statement of additional information ("SAI") and shareholder reports, as discussed in Section II.H below, each Fund currently complies, and each New Index Fund will comply, with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule.

 H. DELETION OF RELIEF IN THE PRIOR ORDER FROM SECTION 24(d) UNDER THE 1940 ACT AND CHANGES TO DISCLOSURE REQUIREMENTS

      As stated above, the Applicants seek to amend the Prior Order to delete the relief granted to Applicants from Section 24(d) of the 1940 Act. The Applicants believe that the deletion of the exemption from Section 24(d) that was granted in the Prior Order is warranted because the adoption of the summary prospectus under the Summary Prospectus Rule should supplant any need by a Fund to use a Product Description. The Applicants also note that, to date, no Fund has utilized a Product Description. The deletion of the relief granted with respect to Section 24(d) of the 1940 Act from the Prior Order will also result in the deletion of related discussions in the Prior Applications and revision of the Prior Applications to delete references to the Product Description including in the conditions.

      The Applicants also seek to amend the terms and conditions of the Prior Applications to provide that all representations and conditions contained in the Prior Applications and this Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report are superseded by the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. The Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Prior Applications and this Application is warranted because the Commission's amendments to Form N-1A with regard to exchange-traded funds as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an exchange-traded fund. Each Fund currently complies, and each new Index Fund will


                                    17 of 43
comply, with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Notwithstanding the foregoing, to the extent applicable, the SAI of each Fund relying on exemptive relief from Section 22(e) of the 1940 Act will include the disclosures required to be included in the SAI of a Fund relying on such relief as described in Section II.F of the Amended Application.

I.    DESIGNATION OF DEPOSIT SECURITIES AND FUND SECURITIES

      The Applicants seek to amend the Prior Applications by deleting the last sentence of the following excerpt from the text of the Original Application in file no. 812-13000, and thus permit personnel of the Advisor or any Fund Subadvisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities to also select securities for purchase or sale by actively-managed accounts of the Advisor or Fund Subadvisor.

      The Original Application contains the following text at page 13:

         Personnel of the Advisor and Sub-Advisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Advisor, any Sub-Advisor or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by NSCC. (See footnote 11.) These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively managed accounts of the Advisor or Sub-Advisor. (Emphasis added.)

      The last sentence of the cited text essentially prohibits any Advisor (or Fund Subadvisor) personnel who have responsibilities related to the designation or dissemination of the securities to be used for creations or redemptions with respect to an index-based ETF from serving as a portfolio manager to any actively-managed account of the Advisor (or Fund Subadvisor).

      The Applicants have complied with the restrictions set forth in the above cited text to the Original Application. However, the Advisor believes that there may be instances where it would be beneficial if personnel of the Advisor (or a Fund Subadvisor) who (a) act as portfolio manager to actively-managed accounts of the Advisor or Fund Subadvisor (and thus have responsibility for the purchase or sale of securities by such accounts) and (b) also contribute portfolio management services to index-based ETFs, were permitted to have a role in the designation or dissemination of Deposit Securities or Fund Securities for index-based ETFs offered by the Applicants pursuant to the Prior Order. If such personnel were permitted to select the Deposit Securities and Fund Securities for existing or future index-based ETFs Applicants may offer, Applicants would thus be able to utilize such personnel to a fuller extent than is currently permitted under the terms of the Original Application--which Applicants believe would be in the best interests of the shareholders of any such Funds.


                                    18 of 43

      Applicants note that footnote 11 to the Original Application states that the Advisor and the Distributor have adopted a Code of Ethics as required under Rule 17j-l under the 1940 Act which contains provisions reasonably necessary to prevent access persons (as defined in Rule 17j-l) from engaging in any conduct prohibited by Rule 17j-l. The Advisor has also adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act, or the rules or regulations thereunder, of material non-public information. Applicants believe that this discussion in footnote 11 to the Original Application, and the substantive provisions of the Code of Ethics of the Advisor and Distributor,(21) adequately address the conflicts of interest which may be implicated by having personnel simultaneously selecting securities for purchase or sale by actively-managed accounts while designating or disseminating Deposit Securities or Fund Securities for index-based ETFs.

      Applicants also note that more recently, ETF advisers and distributors have filed exemptive applications (and orders have been granted by the Commission pursuant thereto) with respect to index-based ETFs which do not contain the prohibition on adviser personnel designating securities for a creation or redemption with respect to such ETFs and also managing actively-managed accounts for the adviser.(22) Applicants further note that the Commission recently issued an order granting relief substantially similar to that requested herein.(23) Accordingly, Applicants seek to amend the Prior Applications to permit Advisor (or Fund Subadvisor) personnel who are responsible for designating or disseminating Deposit Securities or Fund Securities to serve as portfolio managers for actively-managed accounts of the Advisor (or Fund Subadvisor) by deleting the last sentence of the above cited text to the Original Application.

                       III. IN SUPPORT OF THE APPLICATION

      Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:


--------

21 Any Fund Subadvisor will also have adopted a Code of Ethics containing the provisions described in footnote 11 to the Original Application.

22 See, e.g., application of Ziegler Exchange-Traded Fund Trust, et al., File No. 812-13224, as amended and restated on December 19, 2006, Investment Company Act Rel. Nos. 27610 (December 22, 2006) (notice) and 27664 (January 18, 2007) (order); application of Arrow Investment Advisers, LLC and Arrow Funds Trust, File No. 812-13405, as amended and restated on August 21, 2009, Investment Company Act Rel. Nos. 28852 (August 25, 2009) (notice) and 28910 (September 22, 2009) (order). See also application of Pacific Investment Management Company and PIMCO ETF Trust, File No. 812-13571, as amended and restated on May 29, 2009, Investment Company Act Rel. Nos. 28723 (May 11,
    2009) (notice) and 28752 (June 1, 2009) (order).

23 See, application of Claymore Exchange-Traded Fund Trust, et al., File No. 812-13657, as amended on October 20, 2010, Investment Company Act Rel. Nos. 29458 (October 7, 2010) (notice) and 29494 (November 2, 2010) (order).


                                    19 of 43

      "if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of . . . [the 1940 Act]."

        Section 17(b) provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

      "the terms of the proposed transaction ... are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned ... and the proposed transaction is consistent with the general purposes of [the 1940 Act]."

      As noted above, the Applicants intend to operate the New Index Funds in a manner substantially similar to the operation of the Equity Index Funds for which the Commission has issued the Prior Order, with the exception of procedures described in this Application that would be required or appropriate in order for each New Index Fund to hold Fixed Income Securities and Other Investments. The Prior Order provided a basis for exemptions under Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940
Act, in accordance with Section 6(c) of the 1940 Act, and for exemptions from
Section 17(a) of the 1940 Act in accordance with Sections 6(c) and 17(b) of the 1940 Act, in each case with respect to an Equity Index Fund covered by the Prior Order. The Applicants believe that the basis for granting the aforementioned exemptions is equally applicable here. In that regard, and more specifically with respect to New International Index Funds, because the settlement of redemptions of Creation Unit Aggregations or for transferring Portfolio Securities held by New International Index Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in markets where those New International Index Funds invest (as in the case of International Index Funds, as defined in the Amended Application, investing in foreign equity securities, as defined in the Amended Application), the Applicants request relief from Section 22(e) of the 1940 Act for the same reasons, and to the same extent, as described in the Amended Application.

      The Applicants further believe that Fund Shares of the New Index Funds afford significant benefits in the public interest. Among other benefits, availability of Fund Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Fund Shares, a low-cost market-based product that can be traded throughout the day at prices that reflect minute by minute conditions rather than end of day prices; provide investors with an opportunity to diversify their portfolios by purchasing Fixed Income Securities at a lower cost and with lower transaction costs than if they purchased individual mutual funds with similar objectives; provide a security that should be freely available in response to market demand; and provide a more tax-efficient investment vehicle than most traditional mutual funds or closed-end funds.


                                    20 of 43

                                 IV. PRECEDENT

      The Applicants' requested relief is substantially similar to the relief granted by the Commission in the Prior Order(24) and to that granted to other open-end management investment companies.(25)



                          V. REQUEST FOR AMENDED ORDER

      As described above, the requested relief is (1) substantially similar to the relief previously granted by the Commission to other open-end management investment companies that offer exchange-traded funds that invest in (i) Fixed Income Securities, (ii) combinations of Equity Securities and Fixed Income Securities, or (iii) the investments described in (i) or (ii) together with Other Investments, and (2) substantially similar to the relief granted by the Commission with respect to the Equity Index Funds in the Prior Order. Accordingly, the Applicants respectfully request that the Commission grant relief to the extent described herein. Specifically, the Applicants hereby request that the Commission grant the Amended Order for exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940
Act pursuant to Section 6(c) of the 1940 Act, as well as an exemption from
Section 17(a) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act, as described herein.

                       VI. CONDITIONS TO THE APPLICATION

      The Applicants agree that the Amended Order will be subject to the following conditions:

       1. As long as a Trust operates in reliance on the requested order, the Fund Shares will be listed on an Exchange.

       2. Neither a Trust nor any Fund will be advertised or marketed as an open-end fund or a mutual fund. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that


--------

24  See supra note 1.

25 See, e.g., In the Matter of Arrow Investment Advisers, LLC, et al., Investment Company Act Rel. Nos. 28852 (August 25, 2009) (notice) and 28910 (September 22, 2009) (order); In the Matter of Rafferty Asset Management, LLC, et al., Investment Company Act Rel. Nos. 28379 (September 12, 2008) (notice) and 28434 (October 6, 2008) (order), amended by Investment Co. Act Rel. Nos. 28889 (August 27, 2009) (notice) and 28905 (September 22, 2009)
    (order); In the Matter of Pacific Investment Management Company LLC, et al., Investment Company Act Rel. Nos. 28723 (May 11, 2009) (notice) and 28752 (June 1, 2009) (order); In the Matter of Van Eck Associates Corporation, et al., Investment Company Act Rel. Nos. 28007 (September 28, 2007) (notice) and 28021 (October 24, 2007) (order); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Rel. Nos. 27982 (September 26, 2007) (notice) and 28019 (October 23, 2007) (order); In the Matter of HealthShares, Inc., et al., Investment Company Act. Rel. Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order); In the
    Matter of ETF Advisors Trust, et al., Investment Company Act Rel. Nos. 25725 (September 3, 2002) (notice) and 25759 (September 27, 2002) (order); and In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Rel. Nos. 25594 (May 29, 2002) (notice) and 25622 (June 25, 2002) (order).


                                    21 of 43
owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only.

       3. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Fund Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

       4. The requested relief to permit exchange-traded fund operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of index-based exchange-traded funds.


                                    22 of 43

                            VII. NAMES AND ADDRESSES

      Pursuant to Rule 0-2(f), the following are the names and addresses of the
Applicants:

                          First Trust Advisors L.P.
                          First Trust Portfolios L.P.
                          First Trust Exchange-Traded Fund
                          First Trust Exchange-Traded Fund II
                          First Trust Exchange-Traded Fund III
                          First Trust Exchange-Traded Fund IV
                          First Trust Exchange-Traded AlphaDEX(R) Fund
                          First Trust Exchange-Traded AlphaDEX(R) Fund II 120 East Liberty Drive
                          Suite 400
                          Wheaton, Illinois  60187


                                    23 of 43

      All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                            FIRST TRUST EXCHANGE-TRADED FUND


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: President


                            FIRST TRUST EXCHANGE-TRADED FUND II


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: President


                            FIRST TRUST EXCHANGE-TRADED FUND III


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: Initial Trustee


                            FIRST TRUST EXCHANGE-TRADED FUND IV


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: President


                            FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: President


                            FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND II


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: President


                                    24 of 43

                            FIRST TRUST ADVISORS L.P.


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: Chief Executive Officer


                            FIRST TRUST PORTFOLIOS L.P.


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: Chief Executive Officer


Dated: April 15, 2011


                                    25 of 43

                       VIII. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P., pursuant to the general authority vested in him as Chief Executive Officer.

                            FIRST TRUST ADVISORS L.P.


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: Chief Executive Officer

Dated: April 15, 2011


                                    26 of 43

                        IX. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund ("Trust I"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded Fund IV ("Trust IV"), First Trust Exchange-Traded AlphaDEX(R) Fund ("AlphaDEX(R) I") and First Trust Exchange-Traded AlphaDEX(R) Fund II ("AlphaDEX(R) II") (the "Existing Trusts"). James A. Bowen is authorized to sign and file this document on behalf of the Existing Trusts, pursuant to the general authority vested in him as President and pursuant to resolutions adopted by the respective Boards of Trustees which are attached as Appendix A-1 (with respect to Trust I, Trust II and AlphaDEX(R) I) and Appendix A-3 (with respect to Trust IV and AlphaDEX(R) II). Such resolutions continue to be in force and have not been revoked through the date hereof.

                            FIRST TRUST EXCHANGE-TRADED FUND
                            FIRST TRUST EXCHANGE-TRADED FUND II
                            FIRST TRUST EXCHANGE-TRADED FUND IV
                            FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND
                            FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND II


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: President

Dated: April 15, 2011


                                    27 of 43

                        X. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund III (the "Trust"). James A. Bowen is authorized to sign and file this document on behalf of the Trust, pursuant to the resolutions adopted by the written consent of the sole initial trustee which are attached as Appendix A-2. Such resolutions continue to be in force and have not been revoked through the date hereof.

                            FIRST TRUST EXCHANGE-TRADED FUND III


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: Initial Trustee

Dated: April 15, 2011


                                    28 of 43

                        XI. AUTHORIZATION AND SIGNATURES

      In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P., pursuant to the general authority vested in him as Chief Executive Officer.

                            FIRST TRUST PORTFOLIOS L.P.


                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen
                                 Title: Chief Executive Officer

Dated: April 15, 2011


                                    29 of 43

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen


                                    30 of 43

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III, FIRST TRUST EXCHANGE-TRADED FUND IV, FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND And FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND II; that he is President or sole initial trustee, as applicable, of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                             By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen


                                    31 of 43

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is Chief Executive Officer of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                            By:  /s/  James A. Bowen
                                 ------------------------------------
                                 Name:  James A. Bowen


                                    32 of 43

                               XII. APPENDIX A-1

        THE BOARDS OF TRUSTEES OF THE FIRST TRUST EXCHANGE-TRADED FUND,
                    THE FIRST TRUST EXCHANGE-TRADED FUND II
                AND THE FIRST TRUST EXCHANGE-TRADED AlphaDEX(R)
                  FUND EACH ADOPTED THE FOLLOWING RESOLUTIONS

                   WHEREAS, the First Trust Exchange-Traded Fund,
            First Trust Advisors L.P. and First Trust Portfolios L.P. previously received an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations");
            (b) secondary market transactions in Fund Shares to occur at negotiated market prices; (c) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations; and (d) the sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus when prospectus delivery is not otherwise required by the Securities Act of 1933; and

                   WHEREAS, under the Original Order, the Funds
            therein were permitted to invest in equity securities selected to correspond generally to the price and yield performance of specified domestic equity indices and to offer exchange-traded Fund Shares with limited redeemability; and

                   WHEREAS, the First Trust Exchange-Traded Fund,
            the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts"), First Trust Advisors L.P. and First Trust Portfolios L.P. received an order (the "Amended Order") amending the Original Order, in relevant part, to extend the relief to permit new exchange-traded funds based on foreign equity securities indices. The Original Order as amended by the Amended Order is the "Prior Order"; and

                   WHEREAS, the Prior Order granted relief not only
            to the trusts named in the application and series thereof, but also to certain other open-end management companies created in the future and series thereof that may track the price and yield performance of a domestic or foreign equity securities index; and


                                    33 of 43

                   WHEREAS, the Prior Order also requires that the
            Funds relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities") and invest at least 90% of their respective assets in the securities that comprise the relevant index (the "90% threshold"); and

                   WHEREAS, the First Trust Exchange-Traded Fund,
            the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded Fund III, and the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios, L.P. seek additional exemptive relief to amend the Prior Order to, among other things, establish one or more existing or future series that may invest all or a portion of their assets in fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; and to amend the 90% threshold to permit the applicable funds relying on the relief to invest at least 80% or 90% of their total assets in the securities that comprise the relevant index;

                   NOW THEREFORE BE IT RESOLVED, that James A. Bowen
            and any other appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit existing and future series of the Trusts to invest all or a portion of their assets in domestic or foreign fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; to invest at least 80% or 90% of their total assets, as described in the relevant prospectus, in the securities that comprise the applicable index; to amend certain disclosure requirements required in the Prior Order and eliminate the relief from Section 24(d) of the 1940 Act; and to extend the relief granted to any other existing or future registered investment company advised by First Trust Advisors L.P. or an entity controlling, controlled by or under common control with First Trust Advisors L.P. and its existing or future series; and

                   FURTHER RESOLVED, that James A. Bowen and any
            other appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as he or she deems necessary or appropriate


                                    34 of 43
            in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                   FURTHER RESOLVED, that upon issuance of an Order
            of Exemption by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


                                    35 of 43

                               XIII. APPENDIX A-2

      THE SOLE INITIAL TRUSTEE OF THE FIRST TRUST EXCHANGE-TRADED FUND III
                  ADOPTED THE FOLLOWING RESOLUTIONS BY WRITTEN
                                    CONSENT

                   WHEREAS, the First Trust Exchange-Traded Fund,
            First Trust Advisors L.P. and First Trust Portfolios L.P. previously received an order (the "Original Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Fund Shares") redeemable in large aggregations only ("Creation Unit Aggregations");
            (b) secondary market transactions in Fund Shares to occur at negotiated market prices; (c) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Unit Aggregations; and (d) the sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus when prospectus delivery is not otherwise required by the Securities Act of 1933; and

                   WHEREAS, under the Original Order, the Funds
            therein were permitted to invest in equity securities selected to correspond generally to the price and yield performance of specified domestic equity indices and to offer exchange-traded Fund Shares with limited redeemability; and

                   WHEREAS, the First Trust Exchange-Traded Fund,
            the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios L.P. received an order (the "Amended Order") amending the Original Order, in relevant part, to extend the relief to permit new exchange-traded funds based on foreign equity securities indices. The Original Order as amended by the Amended Order is the "Prior Order"; and

                   WHEREAS, the Prior Order granted relief not only
            to the trusts named in the application and series thereof, but also to certain other open-end management companies created in the future and series thereof that may track the price and yield performance of a domestic or foreign equity securities index; and

                   WHEREAS, the Prior Order also requires that the
            Funds relying on it invest primarily in equity


                                    36 of 43
            securities traded in the United States markets and/or foreign equity securities (collectively, "Equity
            Securities") and invest at least 90% of their respective assets in the securities that comprise the relevant index (the "90% threshold"); and

                   WHEREAS, the First Trust Exchange-Traded Fund,
            the First Trust Exchange-Traded Fund II, the First Trust Exchange-Traded Fund III ("ETF III"), and the First Trust Exchange-Traded AlphaDEX(R) Fund, First Trust Advisors L.P. and First Trust Portfolios, L.P. seek additional exemptive relief to amend the Prior Order to, among other things, establish one or more existing or future series that may invest all or a portion of their assets in fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; and to amend the 90% threshold to permit the applicable funds relying on the relief to invest at least 80% or 90% of their total assets in the securities that comprise the relevant index;

                   NOW THEREFORE BE IT RESOLVED, that James A. Bowen
            and any other appropriate officer of ETF III be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of ETF III and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit existing and future series of ETF III to invest all or a portion of its assets in domestic or foreign fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income, equity securities and/or other assets; to invest at least 80% or 90% of their total assets, as described in the relevant prospectus, in the securities that comprise the applicable index; to amend certain disclosure requirements required in the Prior Order and eliminate the relief from Section 24(d) of the 1940 Act; and to extend the relief granted to any other existing or future registered investment company advised by First Trust Advisors L.P. or an entity controlling, controlled by or under common control with First Trust Advisors L.P. and its existing or future series; and

                   FURTHER RESOLVED, that James A. Bowen and any
            other appropriate officer of ETF III be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF III such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the


                                    37 of 43
            above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                   FURTHER RESOLVED, that upon issuance of an Order
            of Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF III is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


                                    38 of 43

                               XIV. APPENDIX A-3

                           THE BOARDS OF TRUSTEES OF
                    FIRST TRUST EXCHANGE-TRADED FUND IV AND
                FIRST TRUST EXCHANGE-TRADED AlphaDEX(R) FUND II
                     EACH ADOPTED THE FOLLOWING RESOLUTIONS

                   WHEREAS, the Boards of Trustees of certain other
            open-end management investment companies operating as exchange-traded funds and advised by First Trust Advisors L.P. have previously authorized the preparation, execution and submission to the Securities and Exchange Commission (the "Commission"), on behalf of such investment companies, of an application or applications seeking exemptions from certain provisions of the Investment Company Act of 1940 (the "1940 Act"), to amend a prior exemptive order (the "Prior Order"), to the extent necessary to, among other things, permit existing and future series of such investment companies to invest all or a portion of their assets in domestic or foreign fixed income securities traded in the U.S. or non-U.S. markets or in a combination of fixed income securities, equity securities and/or other assets; to invest at least 80% or 90% of their total assets, as described in the relevant prospectus, in the securities that comprise the applicable index; and to amend certain disclosure requirements required in the Prior Order and eliminate the relief from Section 24(d) of the 1940 Act included in the Prior Order, and such an application has been submitted to, and is currently pending with, the Commission (such application is referred to as the "Exemptive Application"); and

                   WHEREAS, the Board of Trustees of each Trust has
            determined that it is beneficial for such Trust to receive similar exemptive relief as that sought in the Exemptive Application.

                   NOW THEREFORE BE IT

                   RESOLVED, that James A. Bowen and any other
            appropriate officer of each Trust be, and each hereby is, authorized to take such action as is necessary to add the respective Trust as an applicant to the Exemptive Application; and

                   FURTHER RESOLVED, that James A. Bowen and any
            other appropriate officer of each Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or


                                    39 of 43
            instruments as he or she deems necessary or appropriate in furtherance of the above resolution and in furtherance of obtaining the exemptive relief requested in the Exemptive Application, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the Exemptive Application, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                   FURTHER RESOLVED, that upon issuance of an Order
            of Exemption by the Commission in accordance with the terms and conditions of the above-described Exemptive Application, the respective Trust is authorized to act in accordance with the provisions of such Exemptive Application and the related Order of Exemption.


                                    40 of 43

                                 XV. APPENDIX B

                          DESCRIPTION OF INITIAL INDEX

      The information set forth below is based on the Guide to the Dow Jones Corporate Bond Index (June 2010) and other information provided by Dow Jones Indexes, A CME Group Company.

INTRODUCTION

      Developed by Ryan Labs Asset Management, the Initial Index is an equally weighted basket of 96 recently issued investment-grade corporate bonds with laddered maturities. The objective of the Initial Index is to capture the return of readily tradable, high-grade U.S. corporate bonds. The Initial Index reflects the market performance, on a total-return basis, of investment-grade bonds issued by companies in the U.S. corporate bond market.

METHODOLOGY

MATURITY CELLS

      The Initial Index has four maturity cells and a composite index.


                 2 year              =          1.50 - 3.49 years
                 5 year              =          3.50 - 7.49 years
                 10 year             =          7.50 - 17.49 years
                 30 year             =          17.50 + years


SECTORS

      The selection universe for the Initial Index consists of all U.S.-issued corporate bonds rated investment grade by Moody's Investors Service and/or Standard & Poor's. Bonds that qualify for inclusion in the universe are then classified into one of three sectors:

     o   Financial
     o   Utilities/Telecom
     o   Industrial

      The financial sector includes banks, insurance companies and financial service companies. The utilities/telecom sector includes gas companies, electric companies, water companies, and both fixed-line and mobile telephone companies. The industrial sector includes companies in all other industries.


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CONSTRAINTS

            o   Bonds must be issued in U.S. dollars.
            o An issuer may have up to four bonds in the Initial Index, but no more than one in each maturity cell.
            o In order to enter a maturity cell, a bond's remaining time to maturity must be at least six months longer than the minimum maturity horizon for that cell. A bond already in a cell may remain until the end of the month prior to the month its maturity would fall below the Initial Index's minimum.
            o Only option-free (bullet bonds) are eligible. Structured notes, bonds with embedded puts, and bonds with call provisions and sinking funds are excluded from the Initial Index. Make-whole bonds are included because they do not have scheduled call dates and the redemption feature is not interest rate driven.
            o A bond must retain its investment-grade rating to remain in the Initial Index.
            o Zero-coupon corporate bonds are excluded to avoid average statistics distortion.
            o Must be registered with the Commission. 144A and convertible bonds are excluded.
            o   Bonds are selected at month end.


DISSEMINATION

      The Initial Index return and statistics are available at approximately 5:30 p.m. Eastern Time.

WEIGHTING

      All issues in the Initial Index are equally weighted in the maturity cells, the industry sectors and the overall index. The Total Composite Index will at all times contain 96 bonds, with 32 bonds in each industry sector and eight bonds in each maturity cell.

INDEX CONSTRUCTION

All corporate bonds that meet the constraints are included in the selection universe for the Initial Index.

PERIODIC REVIEW

INDEX COMPOSITION

      Because Ryan Labs Asset Management testing showed that the key issues of each maturity were the largest, most liquid issues, index composition is reviewed at month end to take into account changes in the marketplace, with the goal of holding in the Initial Index the eight largest and most liquid bonds per maturity for each industry for the following calendar month. All issues in the


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Initial Index would remain in the Initial Index until the month-end review, regardless of market condition changes. Factors involved in the review process include: (i) new issues; (ii) credit rating changes; (iii) maturity of the issues; and (iv) changes in outstanding amounts.

BONDS IN FINANCIAL DISTRESS

      Dow Jones reserves the right to remove any issue from the Initial Index at any time in response to any news that would adversely affect the solvency and liquidity of that issue. If such an event (including but not limited to a bankruptcy filing or a cut in the bond's rating that drops it below investment grade) occurs, the securities that are removed will not be replaced in the Initial Index until the next month-end index rebalancing.


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